Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, B.C., Canada V6C 3M1	Telephone: 604 661 2600 Facsimile: 604 661 2676 www.methanex.com

December 18, 2012

Mr. Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

20549 - 4631

Dear Mr. Decker:

RE:	Methanex Corporation

Form 40-F for Year Ended December 31, 2011

Filed March 16, 2012

File No. 0-20115

We acknowledge receipt of your letter dated December 12, 2012 and commit to respond to the comments by January 11, 2013.

Regards,

Ian P. Cameron

Senior Vice President, Corporate Development and Chief Financial Officer

cc:	Randy Milner, Senior Vice President, General Counsel and Corporate Secretary

Edgar (correspondence file)